Filed Pursuant to Rule 424(b)(3)
Registration Nos. 333-154952 and 333-157270
PROSPECTUS SUPPLEMENT
(To Prospectus dated April 9, 2009)
Seanergy Maritime Holdings Corp.
22,968,000 Shares of Common Stock underlying the Warrants
1,000,000 Shares of Common Stock issuable upon exercise of the underwriters’ unit purchase option
1,000,000 Warrants issuable upon exercise of the underwriters’ unit purchase option
1,000,000 shares of Common Stock underlying the Warrants issuable upon exercise of the underwriters’ unit purchase option
12,085,686 Shares of Common Stock
4,308,075 Shares of Common Stock issuable upon Meeting Certain EBITDA Targets
16,016,667 Private Common Stock Purchase Warrants
16,016,667 Shares of Common Stock underlying the Private Warrants
     The original prospectus related to (a) (i) up to an aggregate of 22,968,000 shares of common stock issuable upon the exercise of the Public Warrants (the “Public Warrant Shares”), (ii) 1,000,000 shares of common stock issuable upon exercise of the underwriters’ unit purchase option, (iii) 1,000,000 Public Warrants issuable upon exercise of the underwriters’ unit purchase option and (iv) 1,000,000 Public Warrant Shares underlying the Public Warrants issuable upon exercise of the underwriters’ unit purchase option; and (b) the resale by certain selling security holders of (i) up to an aggregate of 5,500,000 shares of common stock, (ii) 2,260,000 shares of common stock issuable upon conversion of a convertible note (the “Convertible Note”), (iii) 4,308,075 shares of common stock issuable upon meeting certain EBITDA targets, (iv) up to an aggregate of 16,016,667 of common stock purchase warrants (the “Private Warrants”), and (v) up to an aggregate of 16,016,667 shares of common stock issuable upon the exercise of the Private Warrants (the “Private Warrant Shares” and collectively with the Public Warrant Shares, the “Warrant Shares”).
     On August 19, 2009, Seanergy Maritime Holdings Corp. amended the Convertible Note to reduce the conversion price of such note to $4.45598 per share, which price represents the average closing price of the Company’s common stock for the five days commencing on the date the amendment to the Convertible Note was executed. As a condition to the decrease in the conversion price, the holders of the Convertible Note agreed to exercise their option to convert the Convertible Note, in full, on the date of the amendment. As a result of such conversion, the Company issued 6,585,868 shares of the Company’s common stock to the holders, as compared to 2,260,000 shares that would have been issued upon conversion of the Convertible Note prior to its amendment. All references in the prospectus relating to the number of shares issuable upon conversion of the Convertible Note are hereby revised to be 6,585,868 shares. In addition, all references in the prospectus to the conversion price are hereby revised to $4.45598 per share.
     The section of the prospectus entitled “Selling Security Holders” is amended to reflect the increase in the number of shares issued upon the amendment and conversion of the Convertible Note. The selling security holder table is as follows:

					Common Stock
	Common Stock Beneficially			Number of Shares	Beneficially Owned
	Owned Before the Offering			Offered by Selling	After the Offering
Selling security holder(1)	Number		Percent(2)	Shareholders(3)	Number(4)	Percent(2)

Georgios Koutsolioutsos(5)	28,224,029	(6)(7)(9)	79.12%	9,037,000	9,411,161	32.51%
Alexios Komninos(5)	22,339,246	(6)(9)	74.89%	1,183,417	9,372,461	32.38%
Ioannis Tsigkounakis(5)	21,858,745	(6)(9)	74.48%	537,916	9,372,461	32.38%
United Capital Investments Corp.(9)(10)	25,866,038	(6)(8)(9)	81.41%	4,443,769	10,953,586	36.79%
Atrion Shipholding S.A.(9)(10)	24,581,287	(6)(9)	79.42%	4,443,769	10,493,336	36.25%
Plaza Shipholding Corp.(9)(10)	24,714,881	(6)(8)(9)	79.86%	4,443,769	10,626,929	36.71%
Comet Shipholding Inc.(9)(10)	24,581,578	(6)(9)	79.43%	4,443,769	10,493,627	36.15%

*	Less than 1%.

(1)	Unless otherwise indicated, the business address of each of the shareholders is 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.

(2)	Based on 28,947,095 shares of our common stock issued and outstanding as of the date of this prospectus supplement. For purposes of calculating the percentage ownership, any shares that each selling security holder has the right to acquire within 60 days under warrants or options have been included in the total number of shares outstanding for that person, in accordance with Rule 13d-3 under the Exchange Act.

(3)	Includes shares issuable upon meeting certain EBITDA targets. Does not include shares beneficially owned by other selling security holders listed herein, which shares are being offered for sale by such selling security holder.

(4)	Assumes that the selling security holders sell all of their shares of common stock beneficially owned by each selling security holder, as well as each other selling security holder that is a party to the voting agreement and that is listed as a selling security holder and offered hereby.

(5)	Includes 6,727,000, 880,927, and 400,416 shares of our common stock for Mr. Koutsolioutsos, Mr. Komninos and Mr. Tsigkounakis, respectively, issuable upon exercise of warrants, which became exercisable on September 24, 2008.

(6)	Includes an aggregate of 21,458,329 shares of our common stock owned by the Restis affiliated shareholders, United Capital Investments, Atrion, Plaza and Comet, and our founding shareholders, which are subject to a voting agreement, as amended.

(7)	Includes 38,700 shares of our common stock purchased on August 29, 2008, as to which Mr. Koutsolioutsos has sole voting power.

(8)	Includes 70,000 shares of our common stock owned by Argonaut SPC, a fund managed by Oxygen Capital AEPEY an entity affiliated with Victor Restis and Katia Restis.

(9)	On May 20, 2008, each of United Capital Investments, Atrion, Plaza and Comet, each of which is controlled by Victor Restis, Bella Restis, Katia Restis and Claudia Restis, respectively, purchased a beneficial interest in 687,500 shares of Seanergy Maritime Corp.’s common stock (for an aggregate of 2,750,000) from Messrs. Panagiotis and Simon Zafet, each of whom was a former officer and director of Seanergy Maritime Corp. These shares were subject to the same restrictions as the founding shares issued to Seanergy Maritime Corp’s founding shareholders. On August 28, 2009, the restrictions on all of the founding shares owned by the founding shareholders and each of United Capital Investments, Atrion, Plaza and Comet lapsed pursuant to the terms of the escrow agreement. Does not include up to an aggregate of 4,308,075 shares of our common stock issuable to these entities if we achieve certain definitive predetermined criteria described in the prospectus. Each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc. is an affiliate of members of the Restis family. The address of each of United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp. and Comet Shipholding Inc., is c/o 11 Poseidonos Avenue, 16777 Elliniko, Athens, Greece, Attn: Evan Breibart.

(10)	Includes 2,826,584, 2,002,083, 2,002,084, and 2,081,133 shares of our common stock for United Capital Investments, Atrion, Plaza and Comet, respectively, in connection with the exercise of the Warrants, which became exercisable on September 24, 2008.

     The selling security holders listed above have provided us with additional information regarding the individuals or entities that exercise control over the selling security holder. The proceeds of any sale of shares pursuant to this prospectus will be for the benefit of the individuals that control the selling entity. The following is a list of the selling security holders and the entities that may exercise the right to vote or dispose of the shares owned by each selling security holder:
•	United Capital Investments Corp. is controlled by Victor Restis.

•	Atrion Shipholdings S.A. is controlled by Bella Restis.

•	Plaza Shipholding Corp. is controlled by Katia Restis.

•	Comet Shipholding Inc. is controlled by Claudia Restis.
The date of this Prospectus Supplement is August 28, 2009.

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